[Lurio & Associates, P.C. Letterhead]

                                 January 4, 2006

VIA ELECTRONIC FILING

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Maryse Mills-Apenteng, Esquire

      RE:   USA Technologies, Inc.
            Preliminary Schedule 14A filed on December 19, 2005
            File No. 0-50054

Dear Ms. Mills-Apenteng:

On behalf of USA Technologies, Inc., a Pennsylvania corporation (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, the Definitive Proxy Statement on Schedule 14A. This letter will also respond to the staff's comment letter dated December 29, 2005.

1. Appropriate disclosure has been made as requested.

2. Appropriate disclosure has been made as requested.

3. The Company will comply with Rule 10b-17 in connection with the process of implementing the reverse stock split.

I have also enclosed the written statement from the Company as requested.

It would be appreciated if comments or questions of the staff could be communicated directly to the undersigned at 215-665-9300(ext. 105).

                                                Sincerely,

                                                /s/ Douglas M. Lurio

                                                Douglas M. Lurio

cc: Mr. George R. Jensen, Jr. (w/enc.)

                             USA Technologies, Inc.
                          100 Deerfield Lane, Suite 140
                           Malvern, Pennsylvania 19355

                                 January 3, 2006

Maryse Mills-Apenteng, Esquire
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

      Re:   USA Technologies, Inc. (the "Company")
            Preliminary Schedule 14A filed on December 19, 2005
            File No. 0-50054

Dear Ms. Mills-Apenteng:

      The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above filing; and (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above filing; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                                    Very truly yours,

                                                    /s/ George R. Jensen, Jr.
                                                    -------------------------
                                                    George R. Jensen, Jr.
                                                    Chairman and Chief Executive
                                                    Officer